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                              October 15, 2021

       James Chapman
       Chief Financial Officer
       Dominion Energy, Inc.
       120 Tredegar Street
       Richmond, Virginia 23219

                                                        Re: Dominion Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-08489

       Dear Mr. Chapman:

              We have reviewed your September 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 10, 2021 letter.

       Response Letter Dated September 22, 2021

       Form 10-K for the Fiscal Year Ended December 31, 2020

   1. We note from your response to prior comment 2 that damages associated with weather related flooding, storm
surge and other wind driven water damage have been a factor in the cost of insurance
in recent years. Provide us with additional detail clarifying how matters related to
weather were a factor in the cost of insurance and explain
                                                        the statement that this
has not had a material impact to the cost or availability of your overall insurance
program.
   2. Your response to prior comment 3 states that you are not aware of any specific and targeted global warming
or climate change litigation asserted or reasonably expected to be asserted. Please tell
us how you considered providing disclosure addressing the risks associated with the
possibility of climate or environmental-related litigation and its
 James Chapman
Dominion Energy, Inc.
October 15, 2021
Page 2
         potential impact.
      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameJames Chapman                          Sincerely,
Comapany NameDominion Energy, Inc.
                                                         Division of
Corporation Finance
October 15, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName